SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM N-8F
APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED
INVESTMENT COMPANIES
I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[   ] Merger
[X] Liquidation
[   ] Abandonment of Registration
     (Note:  Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
[   ] Election of status as a Business Development Company
     (Note:  Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)
2. Name of fund:  Cushing® ETF Trust
Unless otherwise indicated, each answer relates to the following series:

Cushing® Energy & MLP ETF
Cushing® Utility & MLP ETF
Cushing® Transportation & MLP ETF
Cushing® Energy Supply Chain & MLP ETF

which were, collectively, the four existing series of Cushing® ETF Trust (the “Trust”).

3.	Securities and Exchange Commission File No.: 811-23367

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
 [X] Initial Application [   ] Amendment
5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
300 Crescent Court, Suite 1700
Dallas, Texas 75201

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:
Kevin T. Hardy
Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker Drive
Chicago, Illinois 60606
(312) 407-0641
7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Cushing® Asset Management, LP
300 Crescent Court, Suite 1700
Dallas, Texas 75201
(214) 692-6334

As the former investment adviser for each series of the Trust, Cushing® Asset Management, LP maintains records with respect to the declaration of trust, bylaws, agreements, minute books, records required to be maintained under Rule 38a-1, expenses and operations of the Trust.

Penserra Capital Management LLC
4 Orinda Way, Suite 100-A
Orinda, CA 94563

As the former investment sub-adviser for each series of the Trust, Penserra Capital Management LLC maintains records with respect to orders, purchase and sales, and other records relating to portfolio management activities, including those records required to be maintained under the Investment Advisers Act of 1940.

U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

As the former administrator and transfer agent for each series of the Trust, U.S. Bancorp Fund Services, LLC maintains share transaction and other shareholder records.

U.S. Bank, N.A.
777 East Wisconsin Avenue
Milwaukee, WI 53202

As the former custodian for each series of the Trust, U.S. Bank, N.A. maintains records with respect to securities positions, purchases and sales of securities and other instruments, cash account ledgers and other records maintained by or at the custodian.

8.	Classification of fund (check only one):

[X] Management company;
[   ] Unit investment trust; or
[   ] Face-amount certificate company.
9.	Subclassification if the fund is a management company (check only one):

[X] Open-end [  ] Closed-end
10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):
Delaware
11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:
Investment Adviser:

Cushing® Asset Management, LP
300 Crescent Court, Suite 1700
Dallas, Texas 75201

Investment Sub-Adviser:

Penserra Capital Management LLC
4 Orinda Way, Suite 100-A
Orinda, CA 94563

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:
Quasar Distributors, LLC
777 East Wisconsin Avenue, Floor 6
Milwaukee, WI 53202
13.	If the fund is a unit investment trust (“UIT”) provide:

(a)          Depositor’s name(s) and address(es):
(b)         Trustee’s name(s) and address(es):

Not applicable.
14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?
[   ] Yes [X] No
If Yes, for each UIT state:
Name(s):
File No.:  811-___
Business Address:
15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
[X] Yes [   ] No
If Yes, state the date on which the board vote took place:
The Board of Trustees approved the liquidation of each series of the Trust and the termination of the Trust on November 12, 2019.
If No, explain:
(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
[   ] Yes [X] No
If Yes, state the date on which the shareholder vote took place:
If No, explain:
Pursuant to the Amended and Restated Agreement and Declaration of Trust of the Trust, shareholder approval is not required to liquidate any series of the Trust or for the termination of the Trust following the liquidation and termination of each series.
II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?
[X] Yes [   ] No

 (a)         If Yes, list the date(s) on which the fund made those distributions:
  November 27, 2019 (with respect to each series of the Trust)
 (b)         Were the distributions made on the basis of net assets?
      [X] Yes [   ] No
(c)         Were the distributions made pro rata based on share ownership?
     [X] Yes [   ] No
(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:
Not applicable.
(e)         Liquidations only:
Were any distributions to shareholders made in kind?
[  ] Yes [X] No
If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:
17.	Closed-end funds only:

Has the fund issued senior securities?
[   ] Yes [   ] No
If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:
18.	Has the fund distributed all of its assets to the fund’s shareholders?

[X] Yes [  ] No
If No,
(a)        How many shareholders does the fund have as of the date this form is filed?
(b)        Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?
[   ] Yes [X] No
If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:
III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

[   ] Yes [X] No
If Yes,
(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:
(b)	Why has the fund retained the remaining assets?
(c)	Will the remaining assets be invested in securities?
[   ] Yes [   ] No
21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
[   ] Yes [X] No
If Yes,
(a)	Describe the type and amount of each debt or other liability:
(b)	How does the fund intend to pay these outstanding debts or other liabilities?
IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:
(i) Legal expenses: $10,000
(ii) Accounting expenses: $0
(iii) Other expenses (list and identify separately): $0
(iv) Total expenses (sum of lines (i)-(iii) above): $10,000
(b)         How were those expenses allocated?

Cushing Asset Management, LP, the investment adviser, paid those expenses. Accordingly, the Trust did not bear any of those expenses.
(c)         Who paid those expenses?  See response to 22(b).
(d)         How did the fund pay for unamortized expenses (if any)?
23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?
[  ] Yes [X] No
If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:
V.	Conclusion of Fund Business
24.	Is the fund a party to any litigation or administrative proceeding?
[   ] Yes [X] No
If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:
25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?
[   ] Yes [X] No
If Yes, describe the nature and extent of those activities:
VI.	Mergers Only
26.	(a)	State the name of the fund surviving the Merger:
(b)	State the Investment Company Act file number of the fund surviving the merger: 811-______
(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:
(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Cushing® ETF Trust (the “Trust”), (ii) he is the Chief Executive Officer and President of the Trust, and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

CUSHING ETF TRUST

By:	/s/ Jerry V. Swank
Jerry V. Swank Chief Executive Officer and President